SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cap Rock Energy Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

13910R 10 2

(CUSIP Number)

David W. Pruitt
500 W. Wall, Suite 400
Midland, TX 79701
(432) 683-5422

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 6 §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13910R 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David W. Pruitt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 105,700

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,700

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 105,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.7%*

14.	Type of Reporting Person (See Instructions) IN

* The percent is calculated pursuant to Section 13(d)(4) of the Securities Exchange Act.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $.01 per share, of Cap Rock Energy Corporation (the “Company” or the “Issuer”), a publicly held corporation. The address of the principal executive office of the Company is 500 West Wall Street, Suite 400, Midland, Texas 79701.

Item 2.	Identity and Background

This statement is filed by David W. Pruitt, an individual, with a business address of 500 West Wall Street, Suite 400, Midland, Texas 79701.  Mr. Pruitt’s principal occupation is President and Chief Executive Officer and Director of Cap Rock Energy Corporation, the Issuer, which provides electric distribution services to retail customers.  The Company’s address is 500 West Wall Street, Suite 400, Midland, Texas 79701.

During the last five years Mr. Pruitt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of which he may be subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to federal or state securities laws or violations with respect to such laws.

Mr. Pruitt is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration

On July 1, 2003, Mr. Pruitt was granted 100,000 shares of common stock of the Company under the Company's Stock Incentive Plan.   While Mr. Pruitt has the right to vote the shares, such shares are subject to forfeiture and restrictions on their disposition. Half of the shares will vest on July 1, 2004 and the remaining half will vest on April 23, 2005.  In addition, such shares will vest upon Mr. Pruitt's death, disability, retirement, termination by the Company other than for cause, or a change in control of the Company.  Subject to such restrictions, all of the shares are under the control of Mr. Pruitt.  The stock grant also requires that 25% of the vested shares be held at all times while Mr. Pruitt is employed by the Company.

Item 4.	Purpose of Transaction

The Company’s Stock Incentive Plan was created in order to provide a means to attract, retain and motivate employees, directors and consultants of the Company, upon whose judgment, initiative and efforts the continued success, growth and development of the Company is dependent; focus employees’ efforts on performance, which will increase the value of the Company to its shareholders; align the interests of management  and employees with those of the Company’s shareholders; provide a competitive long term incentive opportunity; and provide a method to reduce the Company’s short term cash needs.  The Compensation Committee awarded the grant to Mr. Pruitt in order to achieve those objectives.

Mr. Pruitt does not individually have any plans or proposals with respect to the matters set forth in paragraph (a) thru (j) of Item 4 of Schedule 13D, but as an executive officer and director of the Company he could be involved in actions related to any such matters in the future.

Item 5.	Interest in Securities of the Issuer

(a) Based on information provided by the Company, the Company had 1,569,585 shares of common stock outstanding as of July 1, 2003. The aggregate number of shares beneficially held by Mr. Pruitt is 105,700, representing  6.7% of the outstanding shares.

(b)	1. Sole power to vote or to direct vote:	105,700
	2. Shared power to vote or to direct vote:	0
	3. Sole power to dispose or to direct the disposition:	5,700
	4. Shared power to dispose or to direct disposition:	0
(c) Except for the award of the stock grant on July 1, 2003, no transactions were effected during the past sixty days in shares of the Issuer by Mr. Pruitt.
(d) No person other than Mr. Pruitt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The stock granted to Mr. Pruitt was awarded under the Company’s Stock Incentive Plan on July 1, 2003.  A copy of the Restricted Stock Agreement is attached as Exhibit 1.  While Mr. Pruitt has the right to vote the shares, such shares are subject to forfeiture and restrictions on their disposition.  Half of the shares will vest July 1, 2004 and the remaining half will vest April 23, 2005.  In addition, such shares will vest upon Mr. Pruitt's death, disability, retirement, termination by the Company other than for cause, or a change in control of the Company.  Subject to such retractions all of the shares are under the control of Mr. Pruitt.  The stock grant requires that 25% of the vested shares be held at all times while Mr. Pruitt is employed by the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Cap Rock Energy Corporation Restricted Stock Agreement For Executives between Cap Rock Energy Corporation and David W. Pruitt

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 11, 2003
Date
/s/ David W. Pruitt
Signature
David W. Pruitt
Name/Title